UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER 0-31913

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable.

PART I — REGISTRANT INFORMATION

Aerogen, Inc.
Full Name of Registrant

Former Name if Applicable

2071 Stierlin Court, Suite 100
Address of Principal Executive Office (Street and Number)

Mountain View, California 94043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) due to the fact that its limited resources and personnel have been fully deployed on matters related to the restatement of the Registrant’s financial statements for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 as described in its Current Report on Form 8-K filed on March 9, 2005.  The Registrant requires additional time to prepare and review the Form 10-K, which the Registrant intends to file no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert S. Breuil	650	864-7300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Controls and Procedures

In connection with an evaluation, under the supervision and participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004, the Registrant identified a material weakness with regard to its accounting for the warrants associated with its Series A-1 Preferred Stock financing completed in March and May 2004.  This resulted in the need to restate the Registrant’s financial statements for the quarters ended March 31, June 30 and September 30, 2004, as described in its Current Report on Form 8-K filed on March 9, 2005.  As a result of this material weakness, management expects to conclude in the Form 10-K that its disclosure controls and procedures over financial reporting were not effective as of December 31, 2004.

In response to this material weakness, in March 2005 the Registrant implemented a policy that requires for any future issuance of complex equity and derivative instruments or other complex transactions, an outside expert with experience concerning the related accounting issues will be consulted.  In addition, enhanced review and documentation procedures have been implemented in the Registrant’s accounting process in order to ensure accuracy of all accounting entries.

AEROGEN, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By	/s/	Robert S. Breuil
Robert S. Breuil, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).